United States securities and exchange commission logo





                              September 1, 2022

       Brent Reynolds
       Chief Executive Officer
       NRI Real Token Inc.
       1340 South Dixie Highway, Suite 612
       Coral Gables, Florida 33146

                                                        Re: NRI Real Token Inc.
                                                            Amended
Registration Statement on Form 10
                                                            Filed July 20, 2022
                                                            File No. 000-56395

       Dear Mr. Reynolds:

              We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 28, 2022 letter.

       Amended Registration Statement on Form 10 Filed July 20, 2022

       General

   1. Refer to your response to comment 1 and to comment 2 of our letter dated May 4, 2022.
                                                        You state on page 59
that you intend to facilitate the trading of only the Security Tokens on the ATSs and that
holders of untokenized shares of your common stock will not be able to trade their
shares of common stock on the ATS. Please provide your analysis as to why this difference
does not render the Security Tokens as a separate security from the uncertificated shares
of common stock. Please also reconcile your statement on page 58
                                                        that    [t]here is no
difference in the rights and obligations of stockholders of the company based on whether their
shares are held in book-entry form with [y]our transfer agent . . . or in digital form as
Security Tokens    with differing means of and restrictions on secondary
                                                        transfer.
 Brent Reynolds
FirstName LastNameBrent  Reynolds
NRI Real Token  Inc.
Comapany 1,
September NameNRI
             2022 Real Token Inc.
September
Page 2    1, 2022 Page 2
FirstName LastName

         Additionally, your disclosure suggests that a share    represented
by the security token
         may be treated like book-entry shares in certain circumstances, such as with respect to the
         transfer agent   s books and records. Please clarify your disclosure
in this regard and, to the
         extent shares represented by security tokens may be treated like book-entry shares in some, but not all, circumstances, address this differing treatment in your analysis.
2. Please provide us a detailed comparison of the life cycle of common stock issued in book-
         entry form as compared to crypto asset form, including issuance and transfers. In responding to this comment, please explain any differences in how the common stock is held (or custodied) and transferred, or in the rights of the stockholder (including in regard to any custodian), as well as the rights of the stockholder to transfer the common stock held in crypto asset form to an external wallet. Please also compare the control a stockholder has over the two forms, including who controls and holds the keys to the common stock held in crypto asset form and whether crypto assets are held in separate customer wallets or a single omnibus wallet by the custodian. Finally, please clarify what type of contractual relationship, if any, the purchaser of a security token has with the custodian, ATS or transfer agent.
3. Please expand on what happens in the event that common stock is lost or stolen (i.e.,
            hacked   ). Your response should address the following:
             Explain the process for replacing lost or stolen shares including
the Company   s role
             and responsibilities therein.
             Clarify the role of the transfer agent, custodian and ATS in replacing lost or stolen shares.
             In your risk factor disclosure on page 19 you indicate that rightful ownership of the security underlying the Security Token is independently recorded by the Transfer
             Agent. However, on page 58 you indicate that the layer one digital Security Token is progammatically tied to the second layer platform operated by the Transfer Agent.
             Please clarify whether that programmatic link means that any transfer made on the layer one blockchain will automatically update the record of ownership maintained by the Transfer Agent.
             It appears from your disclosure that you are able to embed code logic that acts as a beacon for a specific token. Please confirm whether this means you are able to identify specific tokens, including ones that may have been acquired through
             unauthorized means (e.g.,    hacks   ). If that understanding is
correct, please explain
             the circumstances that would result in the Transfer Agent being unable to revoke and replace lost or stolen tokens. See your risk factor disclosure on page 19.
Ownership Structure, page 3

4.       Refer to your response to comment 3. You do not appear to have provided a legal
         analysis as to why the general partnership interest is not a security; we therefore reissue the comment. Please tell us how you considered the application of Securities and
         Exchange Commission v. W. J. Howey Co., 328 U.S. 293 (1946) and related precedent in
 Brent Reynolds
FirstName LastNameBrent  Reynolds
NRI Real Token  Inc.
Comapany 1,
September NameNRI
             2022 Real Token Inc.
September
Page 3    1, 2022 Page 3
FirstName LastName
         making your determination. We continue to note that the Sponsor General Partner will have the primary authority to manage and conduct the business of NRI Real Token LP, the Operating Partnership. Given the extent of the managerial powers held by the Sponsor
         General Partner, please provide us with your legal analysis explaining how you concluded that your general partnership interest in the Operating Partnership should not be characterized as a security, such that you would qualify as a REIT under Section
         856(c)(4) of the Code, or revise your disclosures regarding expected tax status accordingly.
Risk Factors
There are risks to Security Token holders if a prior transfer was not properly recorded, page 19

5. On page 19, you disclose that if the Transfer Agent is unable to deactivate the layer one token and the corresponding book entry form of common stock to ensure that the lost or canceled Security Tokens do not remain active, the holder of the reissued Security Tokens may encounter issues trading until the book entry position has been verified and the outstanding Security Tokens have been deactivated. Please revise your Description of the
         Security Tokens section to describe how an investor notifies the Transfer Agent of a lost private key, custodial error or transfer error and the Transfer Agent s process for verifying the book entry position and deactivating the Security Tokens, as necessary.
Description of the Security Tokens, page 58

6.       Refer to your response to comment 8. Please describe the company   s,
the Transfer
         Agent   s, the applicable custodians   , and Templum   s policies for
complying with securities
         regulations concerning the issuance and secondary trading of the Security Tokens.
Procedures for Obtaining Security Tokens, Secondary Transfers of Security Tokens and Transfer
Agent Procedures, page 60

7. Refer to your response to comment 10. Please disclose here your onboarding diligence, including the third parties that conduct the outsourced AML and KYC processes and procedures employed by these third parties. In addition, please discuss here the limitation of liability or indemnification agreements you have with these third parties.
Process for private secondary sales, page 60

8. Refer to your response to comment 13. Please disclose how you will prevent Security
         Tokens from being traded in private secondary sales outside the ATS. To the extent that such transfers occur, describe the procedures to effect those sales, including how the
         Transfer Agent records the material features of the Transfer Agent   s
whitelisting
         procedures and AML/KYC procedures and the role of the custodians in transfers of
         Security Tokens effectuated other than on an ATS.
 Brent Reynolds
FirstName LastNameBrent  Reynolds
NRI Real Token  Inc.
Comapany 1,
September NameNRI
             2022 Real Token Inc.
September
Page 4    1, 2022 Page 4
FirstName LastName
Discrepancies Between the Blockchain and the Transfer Agent's Book-Entry, page
61

9. Refer to your response to comment 14. Please describe here the step-by-step process to remedy discrepancies in the event a transfer has not been entered in
the Transfer Agent   s
         records. Also describe the process to remedy discrepancies between the
Transfer Agent   s
         distributed ledger and the Transfer Agent   s book-entry record and
clarify which record
         controls.
Transfer Restrictions, page 61

10. Refer to your response to comment 15. Please describe here the procedures to remove restrictions on the transfer of Security Tokens and clarify whether this process is initiated by the Security Token holder, you or the Transfer Agent.
Audited Financial Statements for the Years Ended December 31, 2021 and 2020
1. Summary of Significant Accounting Policies
Organization, page F-6

11. We have considered your response to our prior comment 16. Please address the following with respect to your response:
             Please provide us with a discussion of all the material rights held by 54M 1350 S
             Dixie Hwy LLC prior to the acquisition. Please clarify whether you believe NPI
             South Dixie LLC controlled 1350 S Dixie Holdings LLC prior to the transaction, or whether control was jointly held.
             In your response you describe 54M 1350 S Dixie Hwy LLC as having substantial protective rights. Given those substantive rights, please tell us whether 1350 S Dixie
             Holdings LLC was a variable interest entity. Reference is made to ASC Topic 810-
             10-15-14.
             We note your conclusion that Messrs. Nolan, Reynolds and O   Neill
were considered
             a common control group prior to the transaction. Please clarify whether a written agreement to vote a majority of 1350 S Dixie Holdings LLC's shares in concert existed between these three parties prior to the transaction.
12. We have reviewed your response to comment 17, and note your analysis and conclusion that the Operating Partnership is a VIE. Additionally, in your response you state that the
         Sponsor General Partner "has the full, complete and exclusive discretion to manage and control the business of the Operating Partnership for the purposes stated in the Operating
         Partnership Agreement, and shall make all decisions affecting the business and assets of the Operating Partnership, subject to the restrictions specifically contained in the
         Operating Partnership Agreement." Additionally, in response to our prior comment 16 you state "Post-transaction, the Sponsor General Partner controls the Operating
         Partnership." Based on your responses, it appears you have concluded the Sponsor
         General Partner, and not the Company, is the primary beneficiary of the Operating
         Partnership in accordance with ASC Topic 810. Given that conclusion, it is unclear why the Operating Partnership has been consolidated by the Company. Please explain to us
 Brent Reynolds
NRI Real Token Inc.
September 1, 2022
Page 5
      why you believe the Operating Partnership should be consolidated by the Company, despite your conclusion that the Sponsor General Partner is the primary beneficiary, or revise your financial statements accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                           Sincerely,
FirstName LastNameBrent Reynolds
                                                           Division of
Corporation Finance
Comapany NameNRI Real Token Inc.
                                                           Office of Real
Estate & Construction
September 1, 2022 Page 5
cc:       Paul Berkowitz, Esq.
FirstName LastName